March 25, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Edwards and Suzanne Hayes

Re:	Achilles Therapeutics plc

Registration Statement on Form F-1

Filed March 1, 2021

CIK No. 0001830749

File No. 333-253735

Dear Mr. Edwards and Ms. Hayes:

This letter is confidentially submitted on behalf of Achilles Therapeutics plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, filed March 1, 2021 (the “Registration Statement”), as set forth in the Staff’s letter, dated March 11, 2021, addressed to Iraj Ali, Ph.D. (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

Registration Statement on Form F-1

Selected Consolidated Financial Data, page 115

1.	Please revise to also provide pro forma earnings per share and pro forma weighted average shares outstanding which reflects the conversion of your preferred shares.

United States Securities and Exchange Commission

March 25, 2021

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 2 to also provide pro forma earnings (net loss) per share and pro forma weighted average shares outstanding, each of which reflect the conversion of the Company’s preferred shares.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page 231

2.

Please ask your auditors to revise their consent to include the date of their audit report and to appropriately identify all periods and financial statements that have been audited in accordance with Item 601 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, Exhibit 23.1 to Amendment No. 2 has been revised as requested.

* * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 459-7234.

Sincerely,

/s/ Seo Salimi
Seo Salimi, Esq.

cc:	Iraj Ali, Ph.D., Achilles Therapeutics plc

Daniel C.C. Hood, Achilles Therapeutics plc

Sophie C. McGrath, Goodwin Procter LLP